January 29, 2009

By U.S. Mail and facsimile to (404) 230-5387

James M. Wells III
Chief Executive Officer
SunTrust Banks Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

>   **Re: SunTrust Banks Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the Fiscal Quarters Ended March 31, 2008, June 30,**
>   **2008 and September 30, 2008**
>   **File No. 01-8918**

Dear Mr. Wells:

        We have reviewed your response dated January 5, 2009 to our comment letter dated December 18, 2008. Please provide us with the following additional information:

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 6 – Goodwill and Other Intangible Assets, page 12

1. We read your response to prior comment five in our letter to you on December 18, 2008 regarding your goodwill impairment analyses performed. Please provide us with additional details regarding the impairment tests performed and update us on any additional testing performed during the fourth quarter of 2008. For the periods within 2007 and 2008, please address the following:

    *   provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

    *   identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value. In cases where a discounted cash flow technique was used, discuss the discount rates used at each testing date and assumptions about growth. In cases where the guideline company method was used, tell us the comparable companies used, and provide specific details on how you developed the specific multiples used for each. Additionally, tell us whether the multiples used were minority-based multiples or control- based multiples. If control-based multiples, please provide selected control premium. Also, to the extent the multiples used changed over time, please discuss how and why;

    *   your response indicates that the various valuation techniques were weighted to arrive at the estimated fair value. Please tell us specifically how this was done for each reporting unit, and discuss whether the weighting used changed over time during 2007 and 2008. Also, if significant changes (greater than 10%) resulted between the methodologies used for each reporting unit, discuss any procedures performed to evaluate why the methodologies resulted in significant variances in fair value;

    *   identify specifically which reporting units, if any, required the second step of impairment testing. Tell us the results of such testing, and include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;

    *   for those reporting units that required second step testing (as noted above), tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained; and

    *   tell us whether management performed any "reasonableness" test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3872 if you any questions.

Sincerely,

Hugh West
Accounting Branch Chief